August 13, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

Terence O’Brien

Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:                             Crocs, Inc.

Form 10-K for Fiscal Year Ended December 31, 2014

Filed March 2, 2015

File No. 0-51754

Dear Mr. O’Brien:

Crocs, Inc. (the “Company,” “we,” “us” or “our”) submits this response to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 29, 2015 relating to the above-referenced Form 10-K for the fiscal year ended December 31, 2014 (the “2014 Form 10-K”).  For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by our response.

Form 10-K for the period ended December 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of the Years Ended December 31, 2014 to 2013, page 42

1.              We note your abbreviated discussion and analysis of income tax benefit/(expense) for fiscal years 2014 and 2013 on page 42. Based on your effective tax rate reconciliation within Note 12, it appears there are other material factors impacting your income tax benefit/(expense) that should be included in MD&A so that readers can fully understand the variances and assess the continuing impact. For example, it appears the discussion should address the following items:

•                  the impact of state taxes increased from .6% to over 30%,

•                  the impact of differing tax rates increased from 47% to 62%,

•                  the impact of non-deductible expenses increased from 3% to 115%,

•                  the impact of US taxes on foreign earnings changed from 38% to (74%),

Also, please explain how you calculated the impact of valuation allowance changes to be 62.8% and explain in detail the 294% impact of uncertain tax positions and the potential impact of this item on future tax provisions. Material items that are not expected to recur should be highlighted in your disclosure. The disclosure should fully explain why your effective tax rate changed from 82% in 2013 to 42% in 2014. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Response:  Regarding your question related to the material factors impacting the tax provision, we note that the total tax provisions were significantly different between 2013 and 2014, principally a result of having a tax expense of approximately $49.5 million in 2013, and a tax benefit of approximately $3.6 million in 2014.  Related to the same periods, the Company had approximately $60.0 million of pre-tax income, while incurring a pre-tax loss of approximately $8.5 million in 2013 and 2014, respectively. These factors are relevant when describing the impact of a specific item in the rate reconciliation of the total tax expense. The percentage of the effective tax rate of an item which is consistent in dollar value from one year to the next will be significantly different in percentage terms under these differing tax expense or benefit amounts in the years presented.

In addition to the discussion below of the specific tax items requested, it is important to note that the other primary factors causing disparate dollar and rate impacts in 2013 were an increase in valuation allowances and an accrual of U.S. federal tax on foreign earnings under APB 23, while in 2014 there were large audit settlements and releases of uncertain tax positions.  Each of the following four items was disclosed and discussed in the MD&A for each year in question.  Other regular and recurring tax reconciling items have been largely consistent year-over-year, except for the fact that they are measured against the significantly different profit before tax amounts discussed above.

With respect to the items noted in your question related to state taxes, the increase in the rate reconciliation impact from 0.6% to 30.4% is principally driven by pre-tax book income in relevant tax jurisdictions.  During 2013, we recorded a pre-tax loss of $15.5 million, and recorded a state tax benefit of approximately $0.565 million, or a rate of 3.6%.  During 2014, we recorded pre-tax earnings of approximately $70.9 million, and recorded a state tax provision of $2.6 million, or a rate of 3.6%.  During 2013, the Company also recorded return-to-provision true ups and other small state related items which reduced the state tax benefit by approximately $0.192 million, resulting in the net benefit of approximately $0.372 million as disclosed as the state rate reconciliation.

With respect to your question related to non-deductible expenses, the difference in impact is driven primarily by a tax benefit associated with foreign exchange loss that is not included in US GAAP income under ASC 220, as well as a dividend distribution received by a subsidiary which is not taxable in its local jurisdiction.

Related to the items noted in your question related to effects of rate differences, the increase in the rate reconciliation impact from 47% to 62% is principally driven by differences in pre-tax book income between the periods compared, and the sourcing of this income. The primary items included in this line item are the differences in foreign income tax rates from the expected U.S. federal rate, and the overall result is directly impacted by the proportion of foreign pre-tax earnings to U.S. pre-tax earnings in the consolidated tax provision. More specifically, this difference between the application of the U.S. federal tax rate was $13.8 million during 2013 versus $16.9 million during 2014, and while the dollar amounts of these differences were not that significant, when comparing to the expected U.S. federal tax rate, on significantly different levels of pre-tax earnings or loss, the results are a 22.9% impact on the effective tax rate in 2013 versus a (197.3%) impact on the effective tax rate in 2014.  Lower tax rates in foreign jurisdictions result from lower statutory rates as well as tax deductions resulting from Advance Pricing Agreements in certain jurisdictions.  During 2013, the tax benefit associated with Advance Pricing Agreements was approximately $18.4 million, or a rate reconciliation impact of (30.7%).  The 2014 tax benefit associated with Advance Pricing Agreements was approximately $30.4 million, or a rate reconciliation impact of 355.1%.  These items again highlight that while the Company did not necessarily experience significant fluctuations in items impacting the tax provision, the relative impacts on the effective tax rate reconciliation are quite significant due to the significant shift in pre-tax income or loss of the Company.

Related to the items noted in your question related to effects of US tax on foreign earnings, similar impacts of recurring items on the rate reconciliation in proportion to expected tax on pre-tax earnings are noted. Specific examples include the impact of foreign inclusions including Subpart F income, Section 78 gross-ups, and related foreign tax credits. During 2013, inclusions for these items resulted in $3.2 million of tax expense, reflecting a 5.4% impact on the total provision. The same inclusions in 2014 resulted in a benefit of $4.2 million, reflecting a 49% impact on the total provision.  While these amounts are directly related to results of business during a specific period and therefore not necessarily equivalent year over year, all are considered normal and recurring inclusions. Another item that contributed to the overall rate reconciliation impact of US tax on foreign earnings is the difference between 2013 and 2014 accruals related to the indefinite reinvestment assertion under ASC 740-30.  The relative expense and rate reconciliation impact of accrual includes expense of $11.7 million, or an impact of 19.5%, and benefit of $4 million, or an impact of 46.9% on the rate reconciliation in the applicable line item in 2013 and 2014, respectively. The impact of the indefinite reinvestment assertion is appropriately disclosed in the Company’s annual financial statements.

In response to your final comments about how certain tax adjustments are computed, the valuation allowance on the cumulative schedule of deferred tax assets is the result of the net change of approximately $5.4 million on the rate reconciliation, or (62.8%). The amounts impacting the rate results in a net increase of $5.4 million in the valuation allowance related to US deferred taxes (approximately $14.1 million increase) and Brazilian deferred taxes (approximately $8.7 million decrease).  The portion of the net change in valuation allowance that does not impact the rate results primarily from a decrease of approximately $3.865 million related to cumulative translation adjustments.  The cumulative translation adjustment is recorded against other comprehensive income on the balance sheet and therefore is not part of the rate reconciliation disclosure.  This item is discussed as part of the disclosure in Note 12 to our consolidated financial statements in the 2014 Form 10-K, as part of the cumulative deferred tax table, in which the Company highlights the full valuation allowance in the US based on negative evidence available related to the realizability of its net deferred tax assets.  See additional discussion in the response to Comment 6 related to this item.

As it relates to the 294.4% rate reconciliation benefit (benefit of $25.1 million) for uncertain tax positions, the primary items that make up this line item include the settlement of $20.2 million (noted on the unrecognized tax position tabular disclosure), plus accrued interest expenses of $4.7 million.  Note that the interest component, while carried as a liability on the balance sheet, is excluded from the tabular disclosure pursuant to the guidance under ASC 740-10-50. The remaining net $0.2 million consists of other offsetting items, including $1.7 million rate benefit offset by new uncertain tax positions of approximately $0.9 million, and interest of $0.6 million, which is not part of the tabular roll forward. The movement related to the table, including amounts that result in a rate impact, is discussed in Note 12 to our consolidated financial statement in the 2014 Form 10-K. See additional discussion in the response to Comment 6 related to this item.

In summary, the significant volatility of the rate comparisons is the result of the volatility of the pre-tax earnings, as well as the significant items discussed above and disclosed in the financial statements for 2013 and 2014.  The Company has focused on ensuring the disclosures in both the notes of the consolidated financial statements and the MD&A disclosures are appropriate and we will continue to evaluate specific items that impact the effective rate reconciliation in an effort to more clearly explain any significant changes from year to year. The Company will also evaluate these significant rate drivers to ensure that future disclosures of non-recurring items better inform users of the financial statements that such results are not anticipated to recur.

Item 8: Financial Statements and Supplementary Data

Note1 — Organization & Summary of Significant Accounting Policies, F-9

2.              We note your disclosure on page F-9 whereby you recorded a reserve for doubtful accounts in your Asia Pacific segment of $11.5 million, primarily as a result of delayed payments from your partner stores in China and Southeast Asia. We further note that in your Q4 earnings release you state that, “In China, the core issue that we’ve been addressing is that our distributor partners collectively overestimated sales demand, purchasing too much product from us in the first half of 2014. In the second half of 2014, we worked closely with our partners to address excess inventory in the marketplace.” In light of these facts, please expand and tell us about the timing and the nature of the circumstances that resulted in the delayed payments by your distributors. Furthermore, please clarify whether the delayed payments were directly linked to the excess product purchased. Explain the resulting impact this had on your allowance for doubtful accounts balance as of December 31, 2014, given the significant increase to $13.6 million as of December 31, 2014, when compared to the balance as of December 31, 2013, of $3.7 million as disclosed in your Note 11. In providing your responses, please also expand on how you worked with your partners to address the excess inventory in the marketplace and whether you provided any concessions to your partners on existing terms, whether there has been a prior history in doing so, and whether you expect to continue to do so in the future. In your response, please address all relevant factors you considered in making the substantial fourth quarter increase to the Note 11 allowance, ensuring the timing of the charge is adequately supported. Please provide us with your account receivable aging statistics for each quarter in 2014 and the first 2 quarters of 2015, so we can better understand your accounting. Further, please tells us how much of your December 31, 2014, accounts receivable were subsequently collected in cash as of June 30, 2015. Please also provide a rollforward of the activity in your allowance for doubtful accounts covering the first two quarters of 2014 and 2015. We may have further comment.

Response:  As noted in Exhibit C, Summary of Reserves and Allowances, which is being provided supplementally to the Staff, the total allowance and reserves as of December 31, 2014 are inclusive of: (1) approximately $13.6 million in allowance for doubtful accounts, (2) approximately $11.6 million in rebates reserve, (3) approximately $4.6 million in sales return reserve and (4) approximately $2.6 million in discounts reserve.

The increase in our allowance for doubtful accounts from approximately $3.7 million to approximately $13.6 million from December 31, 2013 to December 31, 2014, is associated with an increase in the past due receivable balances as of September 30, 2014 and December 31, 2014, as compared to the prior periods.  Our allowance for doubtful accounts increases as the accounts receivable balance ages.  We also adjust our allowance for doubtful accounts as we become aware of customer specific situations.

During the first quarter of 2014, our China distributors projected their inventory requirements and purchased inventory based on the strong sales demand experienced in 2013.  These projections by our China distributors ultimately proved to be overly optimistic as 2014 sales were below expectations due to the unforeseen macroeconomic challenges China experienced in 2014.  In August 2014, the Company noted an increase in the past due accounts receivable balances associated with our China distributors.  The payment delays were not evident until after the second quarter of 2014 as our distributors generally have 60 to 90 day payment terms and our China distributors accounts receivable balances were relatively current as of June 30, 2014.

In response to the increased accounts receivable aging for our China distributors, senior management and our Internal Audit Staff performed an investigation of the China accounts receivable valuation, which was completed in September 2014.  This review was performed in conjunction with on-site reviews by the President, CFO and Global Controller, as well as face-to-face meetings with several distributors.  As a result of these reviews and additional inquiries we increased our allowances for doubtful accounts as of September 30, 2014 as disclosed in our October 27, 2014 earnings release where we stated, “The quarter also was impacted by a reserve for doubtful accounts in excess of $5 million primarily as a result of delayed payments from partner-owned stores in China.”

In December 2014, we took the additional step of establishing a payment plan for all of our China distributors.  This payment plan became effective in January 2015 and, under the terms of the plan, China distributors are required to remain current on amounts due associated with 2015 purchases and to adhere to the predefined payment plan related to 2014 receivables.  Any distributor who does not adhere to these arrangements becomes ineligible to purchase additional inventory until their account becomes compliant with the terms of the agreement. We have assessed the business risk of excess inventory which could result from reduced sales in the China markets and we have concluded our sales channels, outside of China, would be able to absorb any potential excess inventory.

The lower than anticipated sales volumes also negatively impacted the cash position of certain distributors resulting in payment delays in the third and fourth quarters of 2014.  Accordingly, during the fourth quarter of 2014, we began providing our distributors with additional sales incentives to help them liquidate their excess inventory thereby improve their working capital position and increase our cash collections on our outstanding receivable balances.  These incentives were not part of the original sales agreements with our distributors.  The first of these incentives was the Golden Month promotion which allowed the distributors, at management’s discretion, to earn a rebate based on specific inventory items sold by the distributors between September 27, 2014 and October 26, 2014 contingent upon certain outstanding receivable balances being paid on or before November 30, 2014.  This program was subsequently expanded in the form of an additional Accounts Receivable Incentive Plan that provided additional rebates, also at management’s discretion, to certain distributors for paying down their outstanding accounts receivable balance on or before December 31, 2014.  All rebate incentives are applied against outstanding receivable balances as rebates are not redeemable in cash under any circumstances.  We have concluded all rebates offered represent an adjustment to the selling price of our products in accordance with ASC 605-50-25-9. Accordingly, we recognized the rebate incentives as a reduction of revenue, using a cumulative catch-up adjustment, on the date the rebates were offered. We have also elected to accrue rebates at the maximum potential redeemable amount as our distributors have a history of earning the full value of the rebate incentives offered.

We maintain various customer specific and defined incentive rebate programs with all of our distributors.  In all cases these rebate incentives are reserved as a percent of sales at the time each order is shipped in accordance with ASC 605-50-25-7.  We do not have a history of providing additional rebates or other concessions subsequent to the sales date, nor do we anticipate a policy of providing additional rebates or other concessions subsequent to the date of sale in the future.

In response to the Staff’s comments, we are providing supplementally under separate cover the information requested by the Staff (the “Supplemental Information”).

•                  See Exhibit A of the Supplemental Information for the Accounts Receivable Aging Statistics;

•                  See Exhibit B of the Supplemental Information for the Accounts Receivable — Subsequent Collections; and

•                  See Exhibit C of the Supplemental Information for details of items included in the Summary of Reserves and Allowances.

3.              We note your disclosure on page F-9, whereby you recorded a reserve for rebates on a consolidated basis of $11.6 million as of December 31, 2014, primarily related to your Asia Pacific region. We further note that as of December 31, 2013, your rebate reserve was only $1.4 million. In light of this, please provide us with a description of the types of rebate incentive and other sales incentive arrangements Crocs Inc. enters into and how Croc’s Inc. accounts for them. In providing your response, please better explain to us why there has been a significant increase when compared to the prior year and whether you expect this higher reserve on rebates or other incentives to continue in the future. Identify the specific events and circumstances occurring in the fourth quarter that necessitated the substantial increase in the reserve. Provide the statistical metrics you considered in materially increasing the reserve. Please also provide a rollforward of the activity in the total consolidated reserve for rebates for each quarter in 2014 and the first two quarters of 2014 and 2015. We may have further comment.

Response:  Please see our response to Comment 2 for a description of the types of rebates and how we account for them.  Under the terms of each of our distributor rebate programs, participation is contingent upon the distributor being current on their accounts receivable obligations.  In the event a portion of the distributor’s accounts receivable balance becomes past due, we can, at our discretion: (1) allow the rebates associated with the past due distributor to expire or (2) allow rebates associated with the past due distributor to continue to accrue and/or remain reserved until the distributor’s receivable balance becomes current, at which point the rebates can be applied to the distributor’s account.

As noted in our response to Comment 2, rebate incentives are reserved in accordance with ASC 605-50-25-7 as a percent of sales, based on the distributor’s maximum rebate potential as distributors have a history of earning rebate incentives at their maximum allowable value.  Accordingly, the incentives are not based on a statistical metric but rather are based on the maximum rebate potential.  The significant increase in our rebates reserve as of December 31, 2014, is primarily related to China distributors and is primarily due to the additional rebates reserve programs offered in the fourth quarter of 2014, as discussed in response to Comment 2 above.  As a significant percentage of our distributors in China had receivable balances that were past due as of September 30, 2014 and December 31, 2014, a significant portion of the reserved rebates were not applied to distributor accounts in the third and fourth quarters of 2014.  Additionally, we elected to continue reserving additional rebates as a percentage of sales at the full rebate potential to further incentivize our distributors to become current on their accounts receivable obligations.   Under the 2015 rebate incentive plan, the maximum rebates offered in the base plan (as a % of Sales) increased compared to prior year.  At this point in time we are unable to draw any conclusions or provide any expectations regarding the 2016 rebate plan as it has not yet been developed or defined.

In response to the Staff’s comments, we are providing supplementally under separate cover the information requested by the Staff.

•                  See Exhibit C of the Supplemental Information for details of items included in the Summary of Reserves and Allowances;

•                  See Exhibit D of the Supplemental Information for the Rollforward of Allowance for Doubtful Accounts; and

•                  See Exhibit E of the Supplemental Information for the Rollforward of Rebates Reserve.

Note 2 — Inventories, page F-19

4.              We note your disclosure that Crocs Inc. recorded approximately $11.5 million of inventory write downs related to obsolete inventory for the year ended December 31, 2014. We further note that the charge appears to have been recognized in the fourth quarter of 2014, based on your disclosures in your 2014 interim reports. As such, please discuss in detail the facts and circumstances that led to this obsolete inventory charge and how it culminated in being recognized in the fourth quarter of 2014. Furthermore, given your disclosure in your Critical Accounting Policies and Estimates on page 61, where you state that you evaluate your inventory for events and circumstances at least annually and more frequently if events or circumstances indicate that the fair value is less than carrying value, please tell us Crocs Inc.’s specific considerations and the controls and procedures relied on in concluding that the charge should not have been recorded earlier in the fiscal year. Please also tell us what consideration was given to the guidance in ASC 330-10-55-2 in your analysis. In that regard, we note that the events that led to the charge are primarily attributed to certain Chinese distributors, which as previously disclosed had purchased excess inventory in the first half of 2014. Please also provide a rollforward of the activity in the total consolidated inventory reserve for each quarter in 2014 and the first two quarters of 2014 and 2015. Please tell us how you subsequently disposed of the impaired inventory and whether there was a material impact on the operating income or gross margins reported by any of your segments during 2015. We may have further comment.

Response:  The $11.5 million of inventory impairments includes approximately $2.5 million recognized in the second quarter of 2014, approximately $1.7 million recognized in the third quarter of 2014 and approximately $7.3 million recognized in the fourth quarter of 2014. The impairments recognized were predominantly related to the Company’s strategy of focusing on core products, as announced in our Quarterly Report on Form 10-Q for the period ended June 30, 2014 and the impairments were recognized in the period we determined a lower of cost or market adjustment was necessary.  Specifically, we recognized an inventory impairment of $4.0 million associated with the elimination of our non-core product lines including our golf product line (which management determined would be discontinued as of June 30, 2014) and our Ocean Minded brand (which management determined would be discontinued as of December 31, 2014).  The remaining $7.5 million in impairments included $2.9 million associated with obsolete raw materials and $4.6 million in other obsolete inventory including apparel and accessories.  None of the impairments were associated with inventory held by distributors as we do not retain any ownership rights or obligations after the sales date.  As noted in our response to Comment 3, we have assessed the business risk of excess inventory which could result from reduced sales in China and we have concluded our sales channels, outside of China, would be able to absorb any potential excess inventory.

As part of the Company’s key internal controls over financial reporting, we perform a lower of cost or market inventory analysis on a quarterly basis, in accordance with guidance at ASC 330-10-55-2, and we recognize inventory valuation adjustments, as necessary, in the period it is determined that the inventory value exceeds its market value.  This analysis is performed at the product level and considers both average sales price and the inventory turnover ratio for each product style.  As it related to our exited product lines (including our golf product line, Ocean Minded branded products, apparel and accessories) we noted that we did not experience market prices that were lower than our cost of production for these product lines during the periods we actively marketed these products.  Upon deciding to exit the product line and brand, we recorded valuation adjustments, as necessary, to reflect the inventory’s new cost basis at the lower of cost or market.  When the product was either sold or physically disposed of the related valuation allowance was released and gross margins were not impacted.

In response to the Staff’s comments, we are providing supplementally under separate cover the information requested by the Staff.

•                  See Exhibit F of the Supplemental Information for the Rollforward of Inventory Valuation Adjustments.

Note 11 — Allowances, page F-35

5.              We note that your sales returns allowance increased from $6.9 million as of December 31, 2013, to $18.8 million as of December 31, 2014. In light of this, please explain in detail the facts and circumstances that drove this change given that it appears that you consider actual returns subsequent to the interim or annual period in estimating your sales return allowance for that respective period, as disclosed on page 60 in your Critical Accounting Policies and Estimates. As a result, please tell us whether there has been an increase in outstanding customer returns and whether this may be an expected trend that management anticipates in the future. Please also provide a rollforward of the activity in the total consolidated sales returns allowance for each quarter in 2014 and the first two quarters of 2014 and 2015.

Response:  As noted in Exhibit C of the Supplemental Information, Summary of Reserves and Allowances, the $18.8 million in total reserves for sales returns and allowances, as of December 31, 2014, are inclusive of: (1) approximately $11.6 million in rebates reserve, (2) approximately $4.6 million in sales return reserve and (3) approximately $2.6 million in discounts reserve.

As noted in our response to Comment 2 above, the significant increase in our rebates reserve as of December 31, 2014, is a result of the combined impact of the additional rebates reserve programs offered to our China distributors in the fourth quarter of 2014 and management’s election not to release the rebates reserve in the fourth quarter of 2014.  Additionally, we continue to increase the rebates reserve, based on a percentage of sales at the full rebate potential, as we currently anticipate all accrued amounts will be offered to distributors as an incentive to become current on their accounts receivable obligations.  In 2015 the maximum amount offered in the base rebate plan (as a % of Sales) increased compared to prior year.  At this point in time we are unable to draw any conclusions or provide any expectations regarding the 2016 rebate plan as it has not yet been developed or defined.

As noted in Exhibit C, of the Supplemental Information, Summary of Reserves and Allowances, there was an immaterial increase in the sales return reserve for the period from December 31, 2013 to December 31, 2014.  These changes are associated with changes in sales volumes and customer specific adjustments.

As noted in Exhibit C, of the Supplemental Information, Summary of Reserves and Allowances, the discounts reserve increased as of June 30, 2014 and December 31, 2014.  The June 30, 2014 increase was associated with increased sales volume and the December 31, 2014 increase is associated with specific mark down allowances that were offered to certain distributors in China in the fourth quarter of 2014.

In response to the Staff’s comments, we are providing supplementally under separate cover the information requested by the Staff.

•                  See Exhibit C of the Supplemental Information for details of items included in the Summary of Reserves and Allowances;

•                  See Exhibit D of the Supplemental Information for the Rollforward of Allowance for Doubtful Accounts;

•                  See Exhibit E of the Supplemental Information for the Rollforward of Rebates Reserve; and

•                  See Exhibit G of the Supplemental Information for the Rollforward of Rebates, Sales Returns and Allowances.

Note 12 — Income Taxes, page F-39

6.              We note your disclosure on page F-36, in which it appears that there was a net increase of approximately $0.4 million in your valuation allowance on your deferred tax assets. However, your effective tax rate reconciliation indicates that the change in the valuation allowance impacted the reconciliation by approximately $5.4 million. Further on page F-39, the changes disclosed related to the reconciliation of unrecognized tax benefits for the settlements of $20.2 million and the gross decreases in your uncertain tax positions related to the remaining items of $3 million do not appear to correspond to the amounts in your rate reconciliation for similar captions. Specifically, your effective tax rate reconciliation indicates that the changes for the uncertain tax positions impacting your rate reconciliation are approximately $25.1 million and the changes as a result of audit settlements are approximately $13.4 million. As such, please provide us with an understanding of the differences impacting both schedules.

Response:  Regarding your question on the difference in the net increase of approximately $0.4 million in the valuation allowance on the cumulative schedule of deferred tax assets as compared to the change in the valuation allowance of approximately $5.4 million on the rate reconciliation, we note that these amounts are not directly comparable as the balance sheet includes all changes in valuation allowances, including those that do not have a rate impact.  The portion of the net change in valuation allowance impacting the rate results from a net increase of $5.4 million in the valuation allowance related to U.S. deferred taxes (approximately $14.1 million increase) and Brazilian deferred taxes (approximately $8.7 million decrease).  The portion of the net change in valuation allowance that does not impact the Company’s effective tax rate results primarily from a decrease of approximately $3.865 million related to cumulative translation adjustments.  The cumulative translation adjustment is recorded against other comprehensive income on the balance sheet and therefore is not part of the rate reconciliation disclosure. There are other items totaling approximately $1.099 million that impact both the deferred tax asset and the valuation allowance balances (i.e. timing items) that do not impact the rate reconciliation.

Pursuant to your question related to the decrease in liabilities reflected in the unrecognized tax benefits tabular disclosure on F-39, we note that there is rarely a direct correlation between the changes in the unrecognized tax benefits and the impact on rate.  (ASC 740-10-50-15A; the tabular disclosure includes gross amounts of increases and decreases, and interest and penalties should not be included in the annual tabular reconciliation as unrecognized tax benefits, even if the accounting policy classifies interest and penalties as a component of income tax expense).  In our case, the Company notes that changes in unrecognized tax benefits impact multiple balance sheet and income statement accounts including tax expense, deferred tax assets, cash and other comprehensive income for cumulative translation adjustments related to positions recorded in jurisdictions not denominated in U.S. Dollar.

Specifically related to settlements in the tabular reconciliation, the Company settled audits in various jurisdictions where uncertain tax positions were previously recorded. Gross tax positions settled that were recorded include $20.2 million in three different tax jurisdictions: Canada, U.S. and China.

As it relates to the remaining items of $3 million, this includes a decrease of approximately $3.7 million for positions no longer deemed uncertain, a decrease of approximately $0.2 million of lapses in the statute of limitations, and an increase for new positions of approximately $0.9 million.  Of this $3 million change, please note that there is an effective income tax rate impact of approximately $1.7 million benefit, with the other $ 1.3 million impacting other comprehensive income for cumulative translation adjustments.

As it relates to the rate reconciliation benefit of $25.1 million, the primary items that make up this benefit are the settlement of $20.2 million noted above, plus accrued interest expense of $4.7 million.  Please note that the interest component, while carried as a liability on the balance sheet, is excluded from the tabular disclosure pursuant to the guidance under ASC 740-10-50-15. The remaining net $0.2 million consists of other offsetting items, including the

$1.7 million rate benefit noted above, offset by new uncertain tax positions of approximately $0.9 million noted above, and interest of $0.6 million, which as noted previously is not part of the tabular rollforward.

With regard to the $13.4 million included in the Company’s effective income tax rate reconciliation labeled audit settlements, this consists of specific audit assessments settled in cash by the Company during the year ended December 31, 2014.  This amount includes the settled audits mentioned above for which uncertain tax positions were previously accrued (in Canada, the U.S. and China), as well as settlements paid in other jurisdictions based on final agreements made by the Company with those tax authorities.

The release of the unrecognized tax benefit ($20.2 million) and ultimate liability settled via tax payments ($13.4 million) were disclosed separately in the Company’s effective income tax rate reconciliation for purposes of providing transparency to the reader to highlight decreases in uncertain tax positions apart from payments made related to audit findings.

* * * *

In connection with responding to the Staff’s comments, the Company acknowledges that:

•                              the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•                              staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                              the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at 303-848-7000. Thank you again for your time and consideration.

Respectfully submitted,

CROCS, INC.

By:	/s/ Jeffrey J. Lasher
Name: Jeffrey J. Lasher
Title: Senior Vice President - Finance, Chief Financial Officer

cc:                                Daniel P. Hart (Crocs, Inc.)

Jason Day (Perkins Coie LLP)